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Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel www.davispolk.com	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 22, 2020

Re:	Boqii Holding Limited (CIK: 0001815021)

Responses to the Staff’s Comments on the Registration Statement on Form F-1 Filed on September 8, 2020

Confidential

Mr. Blaise Rhodes

Mr. Rufus Decker

Ms. Cara Wirth

Ms. Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rhodes, Mr. Decker, Ms. Wirth and Ms. Jaskot:

On behalf of Boqii Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 21, 2020 on the Company’s draft registration statement on Form F-1 filed on September 8, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment no. 1 to the Registration Statement and certain exhibits via EDGAR with the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

September 22, 2020

To facilitate the Staff’s review, we have separately delivered to the Staff four courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and four copies of the submitted exhibits.

The Company currently plans to request that the Staff declare the effectiveness of the Registration Statement on or about September 28, 2020. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

*     *     *     *

Risk Factors, page 60

1.

We note your risk factors that discuss your dual-class ordinary shares. Please revise to disclose that future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders. Please also disclose the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares. Please include similar disclosure under “Description of Share Capital.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 61, 62, 188 and 189 of the Registration Statement.

Market Competition Landscapes, page 121

2.

We note your three-part response to our prior comment 3. Please revise your registration statement to include disclosure that is similar to your part two and three responses to our comment, including whether the calculation of GMV differs for those companies that are generic platforms versus pet-focused platforms and how you determined the specific GMV for pet products for the generic retailers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of the Registration Statement.

Description of Share Capital, page 185

3.

Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

The Company respectfully advises the Staff that it is expected that, immediately following the completion of the offering, none of the direct and indirect beneficial holders of its Class B ordinary shares will be a U.S. resident. Pursuant to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17, when making the determination of whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition, the Company plans to consistently apply the calculation method that is based on the total voting power of both classes of ordinary shares on a combined basis. The Company expects that, immediately following the completion of this offering, it will qualify as a foreign private issuer under such a method.

September 22, 2020

4.	Please disclose the percentage of outstanding shares that Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62 of the Registration Statement.

Taxation, page 208

5.

We note your disclosure that this section is the opinion of Davis Polk & Wardwell LLP as to the U.S. tax consequences of this transaction. Please file either a short-form or long form opinion of counsel as an exhibit to the registration statement. Please also revise the disclosure to express a conclusion for each material federal tax consequence, and remove statements stating that these are the tax consequences “in general” or that certain tax consequences will “generally” apply, or that this section is a “discussion.” Refer to Item 601 of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

In response to the Staff’s comments, the Company filed a draft short-form U.S. tax opinion as an exhibit to the registration statement (which will be dated no later than the pricing date). Further, in response to the Staff’s comments, the Company revised the U.S. tax disclosure starting on page 212 of the Registration Statement to remove statements stating that tax consequences “generally” or “in general” apply or that the tax section is a “discussion.” The Company respectfully advises the Staff that the U.S. tax section had already expressed legal conclusions with respect to each material tax statement, except that the U.S. tax section did not provide complete assurance on the Company’s passive foreign investment company (“PFIC”) status, consistent with other offerings by non-US issuers. To address the Staff’s comment, the Company added a clarification on page 214 of the Registration Statement to explain that because the Company’s PFIC status for each year will depend on facts that will not be known until after the end of such year, the Company’s counsel does not express an opinion on the Company’s PFIC status. The Company respectfully advises the Staff that similar statements were acceptable to the Staff on other deals.

6.

Please revise this section of the registration statement to state that the disclosure relating to Cayman Islands Taxation is the opinion of Maples and Calder (Hong Kong) LLP and the disclosure relating to the People’s Republic of China Taxation is the opinion of Commerce & Finance Law Offices. Please also revise to present a conclusion for each material tax consequence in the disclosure.

The Company respectfully advises the Staff that the first paragraph under the heading “Taxation” on page 211 of the Registration Statement already expressly states that the disclosure relating to Cayman Islands taxation represents the opinion of Maples and Calder (Hong Kong) LLP, the Company’s Cayman Islands counsel, and that the disclosure relating to the PRC taxation represents the opinion of Commerce & Finance Law Offices, the Company’s PRC counsel. The Company respectfully advises the Staff that the Cayman Islands and PRC tax sections already express conclusions for each material tax consequences.

*    *     *     *

September 22, 2020

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Yingzhi (Lisa) Tang (lisa@boqii.com), Co-Chief Executive Officer Ms. Ying (Christina) Zhang (christina@boqii.com), principal accounting officer Boqii Holding Limited

Ms. Shuang Zhao, Esq., Partner Cleary Gottlieb Steen & Hamilton LLP

Mr. Jack Li, Partner PricewaterhouseCoopers Zhong Tian LLP

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